Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                  Date, Time and Place: The Board of Directors met on March 20, 2020, at 11:00 a.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, CEP 01452-919, in the City of São Paulo, State of São Paulo.

2.                  Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Walter Schalka, CEO of the Company, was invited to make a presentation.

3.                  Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.                  Agenda: Resolve on: (4.1.) the Management Proposal, which also includes information on the Merger (as defined below), for the Company’s Annual and Extraordinary Shareholders’ Meetings to be held cumulatively on April 24, 2020 at the Company’s head office (“AESM”), the call for the Annual Shareholders’ Meeting already approved by this Board at its meeting held on February 12, 2020, while the call for the Extraordinary Shareholders Meeting will be subject to the resolution of this Meeting, pursuant to item 4.6 below; (4.2.) the approval of the execution of a Protocol and Justification instrument (“Merger Agreement”) by the Company with Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 (“S.Participações”), with all the terms and conditions for the merger of S. Participações by the Company (“Merger”); (4.3.) the ratification of the appointment and hiring of PriceWaterhouseCoopers Auditores Independentes, a company with head office at Av. Francisco Matarazzo 1400, Torre Torino, São Paulo - SP, enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) for the preparation of S. Participações’ net equity pursuant to its book value, pursuant to article 227 of Law No. 6,404, of December 15, 1976, as amended (“Appraisal Report” and “Brazilian Corporation Law”); (4.4.) the approval of the Appraisal Report; (4.5.) the approval of the Merger under the terms and conditions defined in the Protocol and Justification; (4.6.) the approval of the call for the Company’s Extraordinary Shareholders’ Meeting to be held cumulatively with its Annual Shareholders’ Meeting on April 24, 2020 at the Company’s head office to decide on the subjects addressed in the previous items; and (4.7.) the authorization to the Company’s Board of Officers to perform any and all acts, negotiate and execute any agreements and/or instruments and their eventual amendments, necessary or convenient to the previous resolutions, if approved.

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 20.03.2020 at 11:00 a.m.)

5.                  Presentation and discussions on the agenda: Continuing the subject addressed in previous meetings, Mr. Walter Schalka presented the matters of the Agenda to this Board. After the presentation, the members of the Board of Directors received the necessary clarifications on the topics presented and, with no objections to what was presented or to what was clarified, the following was approved:

6.                  Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

7.                  Resolutions: Subject to the provisions of the Company’s bylaws, the Directors, after examining and discussing the matters on the agenda, unanimously and without reservations:

7.1.       Approved the Management Proposal regarding the AESM, which also includes the Merger information to be submitted to the Company’s shareholders at the AESM. The Management Proposal with the information required by CVM Instruction No. 481 of December 17, 2009 will be filed at the Company’s head office;

7.2.       Due to the Audit Committee’s favorable opinion, they approved, ad referendum to Susano’s AESM, the Merger Agreement, which sets for the general terms and conditions of the Merger, including, but not limited to, its justifications and the criteria for assessing S. Participações’ equity to be merged by the Company, authorizing the Company’s managers to proceed with its execution. After being certified by the presiding board, the Merger Agreement attached to the Management Proposal shall also be filed at the Company’s head office;

7.3.       The Directors proposed to the AESM: (i) the ratification of the hiring and appointment of PwC to prepare the Appraisal Report; (ii) the approval of the Appraisal Report; and (iii) the approval of the Merger. The Appraisal Report is part of the Merger Agreement and shall also be filed at the Company’s head office.

7.3.1.       The Appraisal Report determined that book value of S. Participações’ equity, at the base date of December 31, 2019, to be transferred to the Company, corresponds to eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (R$ 801,353,992.69).

7.3.2.       Note that there is no need to discuss right of withdrawal of the Company’s shareholders for purposes of the Merger, once the applicable law limits such right to the shareholders of the merged company and S. Participações is a wholly owned subsidiary of the Company. Therefore, it is also not the case of dissenting shareholders, and, as a consequence, of reimbursement amount to the S. Participações’ shareholder as a result of the Merger;

(continuation of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 20.03.2020 at 11:00 a.m.)

7.3.3.       Note that the Merger will not result in any capital increase of the Company and, consequently, there will be no share exchange ratio, considering that the Company holds the totality of S. Participações’ capital stock.

7.4.       The Directors approved the call for the Company’s Extraordinary Shareholders Meeting to be held cumulatively with its Annual Shareholders Meeting on April 24, 2020 at the Company’s head office for resolution or ratification, as the case may be, of the matters above; and

7.5.       Pursuant to the Bylaws of the Company, they authorized the Board of Executive Officers of the Company to take all and any measures, execute any agreements and/or instruments and amendments that are necessary or appropriate for the abovementioned resolutions.

8.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attended Directors.

São Paulo, SP, March 20, 2020.

David Feffer Chairman of the Meeting and of the Board	Vitor Tumonis Secretary

Claudio Thomaz Lobo Sonder Vice-Chairman	Daniel Feffer Vice-Chairman

Antonio de Souza Corrêa Meyer Director	Jorge Feffer Director

Nildemar Secches Director	Maria Priscila Rodini Vansetti Machado Director

Ana Paula Pessoa Director	Rodrigo Kede de Freitas Lima Director